

Mail Stop 4720

August 24, 2009

Mr. Patrick A. Morgan
Senior Vice President & Chief Financial Officer
Federal Home Loan Bank of New York
101 Park Avenue, 5th Floor
New York, NY 10178

> **RE:** **Federal Home Loan Bank of New York**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **File No. 000-51397**

Dear Mr.Morgan:

We have reviewed the above-referenced filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to Financial Statements

Note 1 – Recently Issued Accounting Standards and Significant Accounting Policies and Estimates

Investments – Other-Than-Temporary Impairment Analysis of Mortgage-Backed Securities, page 16

1.	We note your disclosure that for securities screened to be at risk of other-than-temporary impairment ("OTTI"), you perform an analysis of each security on a quarterly basis to determine whether the credit enhancements within the structure of each security are sufficient to protect against losses of *principal and interest* on the underlying mortgage loans. We also note your table on page 23 which illustrates the key base assumptions into your estimates of expected cash flows, including the loss severity rate, and how it appears to primarily be defined as the realized loss of *principal*. Please tell us how the expected loss of contractual interest cash flows is factored into your expected cash flow analysis, and consider expanding your disclosure in future filings to explain this point.

2.	We note your discussion on pages 16-17 regarding the OTTI Governance Committee that was formed by the FHLBanks during the second quarter of 2009. In the third and fourth paragraphs on page 17 you disclose that certain private label MBS could not be modeled by the "two approved FHLBanks." The context of this reference is not clear as you do not specifically refer to any "approved FHLBanks" in your discussion of the OTTI Governance Committee. Please revise your future filings to clarify.

3.	As a related matter, we note your disclosure on page 157 that under Finance Agency guidance, you may engage another FHLBank to perform the cash flow analyses underlying your OTTI determinations. Please revise your future filings to disclose whether you have in fact engaged any of the other FHLBanks to perform your OTTI cash flow analyses and if so, disclose the specific FHLBanks engaged and the type of securities for which they have provided the modeling (e.g., prime, subprime, Alt-A).

Note 4 – Held-to-Maturity Securities, page 21

4.	We refer to your investment securities tables on pages 26 (Major Security Types) and 27 (Unrealized Losses). Please revise your investment tables in future filings to further segregate your mortgage-backed securities into residential, commercial and collateralized debt obligations as classification of these major security types is specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2. Consider further segregating your mortgage-backed securities by vintage, credit quality or other loan characteristics based on the nature and risks of the securities. For example, consider segregating your private label mortgage-backed securities in a manner similar to how these securities are presented on page 138. Please also revise your investment tables for available-for-sale securities accordingly.

5.   We note that you recognized OTTI on two securities as of March 31, 2009 and an additional ten securities as of June 30, 2009. Please advise us and revise your future filings to address the following:

- Clarify whether you made any changes to your OTTI methodology – including the cash flow models and significant assumptions – subsequent to December 31, 2008;
- Clarify whether you made any changes with respect to how you evaluate your monoline insurers and the resulting impact on your OTTI analysis during the 1st and 2nd quarters of 2009; and
- Describe the causal factors (e.g., ratings downgrades, adverse changes in cash flows, etc.) that led to an OTTI conclusion as of March 31, 2009 and June 30, 2009 on securities which were determined not to be other-than-temporarily impaired as of year-end.

Item 4T – Controls and Procedures, page 164

6.   We note your disclosure that there were no changes in internal control over financial reporting ("ICFR") during the second quarter that have materially affected, or are reasonably likely to materially affect, your ICFR. Please advise us as to how you made this determination in light of the various control procedures that were established by the FHLBanks at the direction of the Finance Agency, including the establishment of the OTTI Governance Committee, the use of system-wide modeling assumptions and cash flow testing of sample securities.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief